Exhibit 99.2

LAFANG CHINA CO., LTD

AND

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

SHENZHEN PENGAI HOSPITAL INVESTMENT MANAGEMENT CO., LTD

SHARE SUBSCRIPTION AGREEMENT

May 16, 2021

TABLE OF CONTENTS

1.	Definitions and Interpretations	3
2.	This Private Placement/This Offering	7
3.	Conditions Precedent to this Private Placement	8
4.	Closing	10
5.	Representations and Warranties	12
6.	Covenants	12
7.	Appointment of Board Observer by the Investor	13
8.	Investor Lock-up Period	14
9.	LIABILITIES FOR BREACH OF AGREEMENT AND TERMINATION	15
10.	Confidentiality	17
11.	Notices	18
12.	Governing Law and Dispute Resolution	19
13.	Earnest Money	20
14.	Execution and Effectiveness	22
15.	Non-competition	22
16.	Miscellaneous	23
SCHEDULE I		29
1.	Representations and Warranties of the Company	29
2.	Representations, Warranties and Covenants of the Investor	38
3.	SCHEDULE II LIST OF KEY OFFICERS AND KEY TECHNICIANS OF THE COMPANY	40

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

SHARE SUBSCRIPTION AGREEMENT

This Share Subscription Agreement of Aesthetic Medical International Holdings Group Limited (this “Agreement”) is entered into at Shenzhen Nanshan District, Guangdong, China as of May 16, 2021, by and among each of following entities:

(1)	Lafang China Co., Ltd. ("La Fang"), a joint-stock limited company duly incorporated and validly existing under the laws of the PRC, with its Uniform Social Credit Code: 91440500734127713X, and its registered address at Lafang Industrial Town, Xinqing Road, National Highway 324, Chaonan District, Shantou City.

(2)	Aesthetic Medical International Holdings Group Limited ("Pengai Medical" or "AIH"), an exempted company duly incorporated and validly existing under the laws of the Cayman Islands, with its registered address at Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205 Cayman Islands.

(3)	Shenzhen Pengai Hospital Investment Management Co., Ltd. ("Pengai Hospital"), a limited liability company registered and validly existing under the laws of the PRC with its Uniform Social Credit Code: 91440300769184144M, and its registered address at South 4/F, Building 7A, Nanyou No. 4 Industrial Park, Nanshan District, Shenzhen City. Pengai Hospital is the operating entity of Pengai Medical, a leading provider of aesthetic medical products and services in China. There are more than 20 aesthetic medical institutions actually managed by the same. It is a modern aesthetic medical treatment market chain that integrates professional medical aesthetic services, scientific research and development,and academic exchanges.

The foregoing parties are referred to as "a Party" individually or as the "Parties hereto" collectively. La Fang and/or its special purpose vehicles ("SPV") company/ies are hereinafter referred to as the "Investor" collectively; Pengai Medical, Pengai Hospital and its Affiliates are hereinafter collectively referred to as the "Company".

WHEREAS:

(A)	AIH is a Cayman Islands company duly registered, organized, and validly existing and listed on NASDAQ (stock ticker: AIH). As of May 16, 2021, AIH is authorized to issue 1,500,000,000 shares, and 70,793,671 ordinary shares were issued and outstanding, at a par value of $0.001 each.

(B)	AIH desires to issue and sell shares to the Investor and the Investor desires to purchase from AIH such shares; through amicable negotiation, the Parties hereto agree to the issuance of ordinary shares by AIH on the terms and conditions set forth herein for the subscription of such ordinary shares by the Investor (the "Private Placement");

NOW, THEREFORE, IN CONSIDERATION OF THE MUTUAL COVENANTS CONTAINED IN THIS AGREEMENT AND BASED ON THE PRINCIPLE OF MUTUAL BENEFIT, THE COMPANY AND THE INVESTOR AGREE AS FOLLOWS:

1.	Definitions and Interpretations

1.1	Definitions

In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms shall have the following meanings:

(1)	"Private Placement/This Offering" has the meaning indicated in WHEREAS (B).

(2)	"Issuance of Shares/Subscription" means AIH hereby proposes to issue to the Investor 5,329,410 ordinary shares.

(3)	"ODI" means Overseas Direct Investment.

(4)	The Completion of “ODI” Approval/Filing Procedures, including without limitation the completion of, the National Development and Reform Commission approval/filing, Ministry of Commerce approval/filing, and foreign exchange registration at the State Administration of Foreign Exchange, etc.

(5)	"QDII" means a Qualified Domestic Institutional Investor.

(6)	"Confidential Information" means

(i)	Any information in relation to any trade secrets of the Parties or of a confidential nature (including any proprietary, technical and commercial information recorded or stored in any form (including computer disks or CDs or audio or videotapes);

(ii)	Any information pertaining to the business, properties, financial or other affairs of one party to the other (either orally or in writing, or any other form, and whether such information is provided prior to, on or after the Execution Date);

(iii)	Any information or material pertaining to the terms and the subject matter of this Agreement and other Transaction Documents which contain, reflect or are based, in whole or in part, on the Confidential Information.

(iv)	Details of the existence and purpose of this Agreement;

(v)	Any information pertaining to the negotiations of this Agreement and other Transaction Documents, including the information of any negotiations or communications between the Parties hereto after the date of this Agreement.

(7)	"Force Majeure Event" means the occurrence of unforeseeable, unavoidable circumstances beyond a Party’s control and without such Party’s negligence or intentional misconduct upon the execution of this Agreement, including, but not limited to, any act by earthquake, volcanic eruptions, floods, tsunamis, typhoons, terrorist attack, act of war, strike, riot, etc.

(8)	"Affiliate" means any enterprise, person or other entity that directly or indirectly controls, or is directly or indirectly controlled by one Party, or is under common control by the same entity or person.

(9)	"Business Day" means any calendar day, other than Saturday, Sunday or other statutory holidays on which the commercial banks in the PRC are authorized or required to be closed for the conduct of Chinese banking business.

(10)	"Transaction Documents" shall mean this Agreement, the Articles of Association, all exhibits hereto and any other agreements, certificates or other certified supporting documents executed by the Parties or entered into in connection with this Private Placement contemplated hereunder.

(11)	"Control" means, as to a certain entity, any other Person (or multiple Persons acting inconcert), directly or indirectly: (i) owns more than 50% of the outstanding shares, equity interest or other equity interests in such entity; (ii) is entitled to direct the management or policies of such Person through the ownership of more than 50% of the voting power of such Person, or through proxy ownership of more than 50% of the voting power of such Person, or through the right to appoint a majority of the members of the board of directors or similar governing body of such Person, or through other means such as contractual arrangements.

(12)	"Execution Date" shall mean the date first above written on which the Parties has signed (or sealed) to this Agreement by their authorized representatives.

(13)	"Closing Date" shall take place within 10 days subject to all Conditions Precedent being satisfied, reached or waived or at such time or date as may be agreed in writing between the Parties (if any).

(14)	"Renminbi (RMB ¥)" shall mean Chinese Yuan Renminbi, the lawful currency used in the People's Republic of China.

(15)	"US Dollars" shall mean the official currency in the United States ("U.S."), and its oversea territories.

(16)	"Person" shall mean any natural person, corporation, company, partnership, trust, association, governmental authority (including governmental department) or any other entity whether acting in an individual, trustee or otherwise.

(17)	"Intellectual Property" shall mean trademarks, service marks, trade names, logos, patents, inventions, design rights, copyrights, proprietary technology as well as other confidential information, and all other related property rights.

(18)	"Material Adverse Effect" shall mean, with respect to the relevant party, suspension, cessation or termination of a material part of its business taken as a whole, or a severe deterioration on the results of its operations, assets, debts or financial condition taken as a whole, or the Company suffers a significant loss or or materially damage to its assets that prevent the company from conduct normal operations.

For the avoidance of doubt, a "Material Adverse Effect" shall not include any event, fact, circumstance, change or effect that is directly or indirectly caused or results from:

(a)	Force Majeure Event;

(b)	general political or economic conditions, or general financial and capital market conditions (including interest rates), or general market conditions in the industry of the Company, or any change in each of the foregoing, or natural disaster;

(c)	any change in the applicable Law, International Financial Reporting Standards, or any authoritative interpretation thereof;

(d)	any action (or omission) required by this Agreement or any action requested or consented to in writing by the Investor;

(e)	the announcement, disclosure or ongoing performance of this Private Placement; the performance of this Agreement or any other agreement; the consummation of this Private Placement.

(19)	"China" or "PRC" means the People's Republic of China, but solely for the purpose of this Agreement, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

(20)	"United States" means the United States of America.

(21)	"Cayman Islands" means the Cayman Islands, a British overseas territory in the Western Caribbean islands.

(22)	"Governing Law" means any law, regulation, statute, judgment, order, decree, by-law, approval, directive, guidance, policy, requirement, or other governmental restrictions applicable to one Party, or any decision, interpretation or administrative order in similar form having the effect of law in the jurisdiction of the Parties.

(23)	"Transition Period" means that during the period commencing on the Execution Date and ending on the Closing Date, such period shall be up to four-month starting from the date of signing this Agreement, or at such time or date as may be agreed to extend in writing between the Parties (if any).

1.2	Interpretations

1.2.1	The headings used in this Agreement for the ease of reference only and shall not in any event affect the meaning or interpretation of this Agreement.

1.2.2	The Schedules of this Agreement have the same force and effect as if they are an integral part of this Agreement, and any reference to this Agreement shall include Schedules.

1.2.3	Unless the context otherwise requires, any reference to a statutory provision shall include subsequent amendments, changes, additions or re-enactments from time to time.

2.	This Private Placement/This Offering

2.1	TRANSACTION ARRANGEMENT FOR THIS PRIVATE PLACEMENT

Subject to the terms and conditions of this Agreement, the Investor agrees to subscribe 5,329,410 ordinary shares in AIH, at a price of USD 8.5 every three ordinary shares, for an aggregate subscription price of US$15,100,000 (the "Investment Price"). Upon the completion of this Offering, the total issued shares of AIH shall be increased from 70,793,671 shares to 76,123,081 shares, and the Investor shall hold approximately 7.00% of the share ratio of AIH.

2.2	Payment of Investment Price

The Investor agrees to make timely payment of the Investment Price upon the satisfaction (or waiver) of the conditions precedent in accordance with Section 4 hereof.

2.3	Use of Proceeds

Except as otherwise provided in this Agreement, AIH shall use the proceeds to be received from this Offering for business expansion, working capital or other purposes as acknowledged by the Investor in accordance with the approved company budget and business plan.

2.4	Register of Shareholders and Shareholders' Equity

At the Closing Date, AIH shall register the Investor’s name into the AIH’s register of members. The particulars of AIH’s register of members shall comply with the relevant rules of Cayman Islands.

The Parties further agree that, effective as of the Closing Date, the Investor shall become a shareholder of AIH and is entitled to the corresponding shareholder’s rights as a member of AIH in accordance with this Agreement and the Articles of Association of the AIH.

3.	Conditions Precedent to this Private Placement

3.1	Conditions Precedent

3.1.1	Conditions Precedent of the Company

The Parties agree that the obligation of the Investor to proceed to Closing is conditional upon fulfilment of each of the following conditions set out below to the satisfaction of the Investor, or specifically waived, in whole or in part, in writing by the Investor:

(1)	the Company shall have signed and submitted the original, copy of Transaction Documents to which it is one side to this Agreement;

(2)	the representations and warranties made by the Company in Section 5.1 hereof shall be true, accurate, complete and not misleading as of the date of this Agreement, and shall be true, accurate, complete and not misleading as of the Closing Date, with the same force and effect as if they had been made at and as of the time of the Closing. Any compliance and covenant contained in this Agreement which is required to be complied with and performed by the Company at or before the Closing Date shall have been complied with and performed;

(3)	as of the date of this Agreement, no law, policy or government order has been enacted, promulgated, implemented or adopted by any governmental authority that would render this Private Placement unlawful or otherwise restrict or prohibit this Private Placement;

(4)	as of the date of this Agreement, no claims or potential claims has occurred against the Company brought by or to any governmental authority that would restrict or cause a material adverse effect on this Private Placement;

(5)	the Company has agreed on the form of the Board’s Resolution for giving effect to this Private Placement;

(6)	the Company shall have undertaken all formalities for registration with respect to this private placement (if applicable), including but not limited to, make necessary filings of the new issued shares and addition of a new shareholder;

(7)	as on the date of this Agreement, no Material Adverse Effect has occurred, and that shall not have been, on or prior to the Closing Date，in any event that the Company’s conditions (financial or otherwise), the corporate business results, assets, regulatory status, business or prospects of the Company, nor shall have there been an event or events that, individually or in the aggregate, have had a material adverse effect and it is reasonable to expect that no such event or events will occur that could, individually or in the aggregate, have a material adverse effect.

3.1.2	Conditions Precedent of the Investor

The Parties agree that obligation of the Company to proceed to Closing is conditional upon fulfilment of each of following conditions set out below to the satisfaction of the Company, or specifically waived, in whole or in part, in writing by the Investor:

(1)	the Investor shall have signed and submitted the original, copy of Transaction Documents as to one side of this Agreement;

(2)	the Investor shall have obtained all authorizations, approvals, permits, consents, necessary or appropriate, for execution and performance of this Agreement and the Articles of Association, including internal necessary consents required from its constitutional documents; and

(3)	the representations and warranties made by the Investor in Section 5.2 thereof shall be true, accurate, complete and not misleading as of the date of this Agreement, and shall remain true, accurate, complete and not misleading as of the Closing Date, with the same force and effect as if they had been made at and as of the time the Closing.

3.1.3	Other Conditions Precedent

The obligation of the Investor to proceed the payment of the Investment Price is subject to satisfaction of the following conditions precedent:

The Investor shall have completed all the procedures/formalities relating to this Private Placement offering, i.e., the establishment of off-shore SPV entity, the opening of a bank account of the off-shore SPV entity, the filing of ODI off-shore investment (including but not limited to, approval/filing by National Development and Reform Commission, approval/filing by the Ministry of Commerce, foreign exchange registration procedures) or QDII procedures.

3.2	Fulfilment, Waiver and Period of Conditions Precedent

3.2.1	The Parties jointly and severally agree and undertake to use best endeavours to fulfil the Conditions Precedent as set forth in Section 3.1 above as soon as reasonably practicable.

3.2.2	The date by which the "Conditions Precedent" referred to in Section 3.1 of this Agreement shall be fulfilled, satisfied or waived in writing by the other Party no later than one hundred and ten (110) days from the date of this Agreement (the "Long Stop Date"), and if prior to the Long Stop Date, the Investor becomes aware of any event or circumstance that may prevent any of the Conditions Precedent under Section 3.1.1 hereof from being satisfied or being waived in writing, the Investor shall be entitled to terminate this Agreement; if the Company become aware of any event or circumstance that may prevent any of the Conditions Precedent under Sections 3.1.2 and/or 3.1.3 hereof from being satisfied or being waived in writing, the Company shall be entitled to terminate this Agreement. Section 9.3 shall apply in above circumstances, whereas a Party shall not be entitled to terminate this Agreement as aforesaid if Conditions Precedent might fail or neglect to be satisfied to perform or exercise any of its obligations under this Agreement. If all Conditions Precedent have been satisfied or waived in writing prior to the Long Stop Date, the Parties shall proceed to Closing in accordance with Section 4.

4.	Closing

4.1	Subject to the terms and conditions of this Agreement, upon reasonable satisfaction of fulfilment of all Conditions Precedent, or being waived in writing as per Sections 3.1.1, 3.1.2 and 3.1.3 above, Closing shall take place at a time as may be mutually agreed upon by Parties ten (10) days or such other date as may be agreed between Parties. (the date of Closing is referred to as the "Closing Date").

4.2	At Closing, the Parties shall perform the following Closing matters (the "Closing"):

4.2.1	The Investor shall remit the Investment Price to the Bank Account and deliver the following documents to the Company:

(1)	an original or a scanned copy of the bank payment receipt of the Investment Price in full to the bank account designated by the Company prior to, or on the Closing Date; and

(2)	original executed Transaction Documents to which the Investor as one side to this Agreement.

4.2.2	The Company shall deliver the following documents to the Investor:

(1)	the copy of the Certificate of Incorporation and present the original copy on spot;

(2)	a sealed Register of Shareholders of the Company on which the Investor has been registered as a shareholder holding 5,329,410 ordinary shares in the Company, and free from any encumbrance of the equity, formalities and contents of the Register of Shareholders shall comply with the relevant regulations of the Cayman Islands；

(3)	a true and integrated copy of the resolutions duly and effectively adopted by a meeting of the Board the Company;

(4)	original copies of Transaction Documents executed by the Company as one side of this Agreement;

(5)	a certification executed by the legal representative of the Company, stamping with the company's common seal, certifies that the conditions in Section 3.1.1 have been fully satisfied; and

(6)	other approvals, certificates and other documents (if any) shall be delivered to demonstrate that Section 3.1.1 has been satisfied (other than conditions exempted by the Investor).

4.3	Payment of Investment

The Company shall open a bank account with the bank designated by the Investor for receiving the payment of investment. The Investor shall remit Investment Price to the Company's account as follows:

Account Number: 1104914027

Name: Aesthetic Medical International Holdings Group Limited

Opening Bank: Citibank N.A., Hong Kong Branch

SWIFT Code: CITIHKHXXXX

5.	Representations and Warranties

5.1	Representations and Warranties of the Company

The Company makes the representations and warranties to the Investor as set forth in Section 1 of Schedule I to this Agreement.

5.2	Representations and Warranties of the Investor

The Investor makes the representations and warranties to the Company as set forth in Section 2 of Schedule I of this Agreement.

6.	Covenants

6.1	Restrictions on Transition Period

Prior to the expiration of the Transition Period of this Agreement, the Company undertakes that the Company will consistently operate and maintain the relationships with customers in the normal manner and, except for acts performed pursuant to this Agreement or with the prior written consent of the Investor, the Company shall not:

(1)	Issue or sell any bond or other securities of the Company (or any options, warrants or other rights to purchase equity in the Company), increase or reduce the authorized capital of the Company, or repurchase any share of the Company;

(2)	Declare, make or pay any profit distribution, dividend, bonus or other distribution to its shareholders;

(3)	Dispose of any property or asset, whether real, personal or otherwise (including, but not limited to, intangible assets), with a carrying amount of ten percent (10%) or more of the Company's total assets, or with a carrying amount of less than ten percent (10%) of the Company's total assets, that is material to the Company or its business, or the absence of which would have a material adverse effect, in any manner other than the operation of its principal business limited to intangible assets);

(4)	Provide any loans or guarantees to any third party (other than Pengai Medical Holdings or any subsidiaries actually controlled by agreement or otherwise);

(5)	Be merged into or consolidated by any third party;

(6)	Amend the Articles of Association of the Company, except the amendments, if any, made in accordance with the provisions in this Agreement;

(7)	Change any of the Company's methods of accounting or accounting practice or system, except as required by applicable accounting standards;

(8)	Enter into any arrangement, contract or agreement with an Affiliate (other than those based on the principle of arm's length transactions and for the conduct of ordinary business); and

(9)	Take other actions which may have a real or potential material adverse effect on the Private Placement Offering or any other actions that may have a real or potential material adverse effect on the Company's operations and business.

7.	Appointment of Board Observer by the Investor

Provided that the Investor's shareholding in AIH is not less than 5.0%, the Investor is entitled to appoint an observer to the Board of Directors. The Observer and the Investor shall enter into a confidentiality agreement and a standstill agreement with the Company and undertake not to use the Confidential Information obtained to conduct any insider trading or other acts.

8.	Investor Lock-up Period

8.1	During an Investor lock-up period ("Investor Lock-up Period") within 90 days after the Closing Date, without the prior consent of the Company, the Investor shall not dispose of, directly or indirectly, any of the securities purchased by the Investor under this Agreement, and any ordinary share, ADSs or ordinary share equivalent securities issued in connection with a stock split, dividend distribution, share exchange, merger, or similar recapitalization (collectively, the "Lock-up Securities"), without the prior consent of the Company. Any ordinary shares, ADSs or ordinary shares equivalents issued in connection with a stock split, dividend distribution, share exchange, merger, or similar recapitalization (collectively, the "Lock-up Securities"). "Disposition" for purposes of this clause means any (i) offer, sale, grant of the option, right to sell or warrant, entry into any contract to sell or contract to purchase, or other disposition or transfer of any ordinary share, ADSs or ordinary share equivalents, including, without limitation, any "short sale " or similar arrangement, or (ii) the economic consequences of transferring ownership of ordinary share, ADSs or ordinary share equivalents, directly or indirectly, in part or in full, through a swap, hedge, derivative or any other agreement or transaction for any transfer, whether such transaction is completed in the form of cash or delivery of securities.

8.2	Notwithstanding the provisions of Section 8.1, an Investor and its Affiliates may transfer any securities purchased under this Agreement to its Affiliates; provided, however, that such Affiliates shall be bound, as set forth in this section, by all of the obligations of the Investor during the Investor Lock-up Period, as set forth hereof.

8.3	Notwithstanding the provisions of Sections 8.1 and 8.2, an Investor and its Affiliates may create, directly or indirectly, a mortgage, lien, pledge or other restrictive encumbrance over or otherwise encumber the Lock-up Securities for margin loans, derivatives transactions or other such downside protection transactions entered into after the date of this Agreement, and the beneficiaries under such transactions shall be entitled to enforce against the Lock-up Securities, including by selling (or instructing its agent to sell) the Lock-up Securities, following a default by such investor or its Affiliates, provided that such beneficiary shall be bound by all of the obligations of the Investor under this clause during the Investor Lock-up Period as if it were an Investor.

9.	LIABILITIES FOR BREACH OF AGREEMENT AND TERMINATION

9.1	If all the conditions precedent under Section 3.1 have been satisfied (or waived), but the Closing is not completed due to the failure of any Party to perform its obligation under this Agreement or to perform the agreed Closing pursuant to section 4, when the other Parties shall be entitled to take the following actions, and the taking of such actions by the other Parties shall be without prejudice to the rights and remedies of the other Parties against the Party in default:

(1)	Proceed to Closing in reasonably practicable;

(2)	Postpone the Closing to a date specified by it; or

(3)	Terminate this Agreement.

9.2	If any Party (the "Defaulting Party") breaches any provision of this Agreement (including breach of any representation, warranties or undertaking, or failure to procure the occurrence or non-occurrence of a matter) and, after receiving written notice from the other party (the "Non-Defaulting Party") requiring the Defaulting Party to cure its breach, but fails to cure its breach within thirty (30) days after receiving prior written notice of such breach, or such breach is inherently irremediable, the Non-Defaulting Party shall have the right to terminate this Agreement upon prior written notice to the breaching party. In such event, this Agreement shall terminate upon service of written notice from the Non-Defaulting Party to the Defaulting Party, and the Non-Defaulting Party shall not be liable to the Defaulting Party for any damages resulting from the termination of this Agreement.

9.3	If this Agreement is terminated pursuant to Sections 3.2.2, 9.1, 9.2 and 9.8 or Section 13.2, upon the termination of the Agreement, all rights and obligations of the parties shall immediately cease, but termination shall not affect the rights and obligations of either party that have accrued prior to termination, including the right to seek indemnification from the other party in default for such default if the Agreement is terminated due to the default of such other party.

9.4	Upon termination of the Agreement, the provisions of this Section 9 of this Agreement (to the extent applicable to the liquidation and settlement of accounts following termination by the parties) to Sections 14 and 16 shall survive.

9.5	The Company shall indemnify and hold harmless the Investor (and its successors and assigns) and its Affiliates, officers, directors, employees, consultants and agents (each, the "Investor Indemnified Party") from and against all liabilities, losses, damages, claims, costs and expenses, interest, judgments, awards and penalties (including, without limitation, the fees and expenses of the attorneys and consultants) (the "Losses") directly or indirectly suffered or incurred by the Investor, as a result of the following (and its successors and assigns) and their affiliates, officers, directors, employees, professional advisors and agents to indemnify and hold them harmless (at the Investor Indemnified Party's option) up to a maximum of 10% of the investment price payable by the Investor, i.e., one million five hundred thousand dollars (US$1,510,000).

(1)	Any breach of any representation, statement or warranty made by the Company contained in the Transaction Documents;

(2)	Any breach of any undertaking or covenant made by any company contained in the Transaction Documents; and

(3)	All Losses sustained or incurred by the Investor, the Investor Indemnified Party, or the Company as a result of any claim or cause of action of any subject or third party that arises out of any act, omission, event, condition, debt or liability of the Company that arose or existed prior to the Closing.

9.6	Subject to the satisfaction or waiver of all conditions precedent set forth in Section 3.1 hereof, if the Investor fails to pay the Investment Price on the Closing Date in accordance with this Agreement, the Investor shall pay overdue liquidated damages to the Company at the daily rate of 0.05% of the unpaid or overdue payment from the due date to the actual payment date, provided that such liquidated damages shall not exceed 10% of the unpaid or overdue payment.

9.7	If any Party is unable or delayed in performing its obligations under this Agreement as a result of Force Majeure Event, it shall be relieved of its liability in part or in full, depending on the effect of such Force Majeure Event, provided that it shall immediately notify the other Parties of the occurrence of such event of Force Majeure, and provide the other Parties with detailed information and evidence of such Force Majeure Event, explaining reasons for its inability to perform or delay in performing its obligations hereunder within fifteen (15) Business Days after the date of the occurrence of such Force Majeure Event.

9.8	If a Force Majeure Event prevents the achievement of the purposes of this Agreement, and the effects of such Force Majeure Event cannot be eliminated or diminished in any way, and the parties fail to agree on how to achieve the purposes of this Agreement within thirty (30) calendar days after the date of such Force Majeure Event, then upon prior written notice to the other party, either party shall be entitled to terminate this Agreement without liability.

10.	Confidentiality

10.1	Any Party shall keep confidential the Confidential Information. Except as expressly required by the relevant laws and regulations, the rules of the stock exchange on which any Party or its Affiliates are listed, governmental authorities, courts or arbitral bodies, or as described in clause 10.2 hereof, neither party shall disclose the Confidential Information of the other party in any manner to any other entity or person without the prior written consent of the other party concerned.

10.2	Any Party shall have the rights to:

(1)	Disclose the Confidential Information to its directors or employees or to the directors, partners or employees of its Affiliates or advisors;

(2)	Disclose the Confidential Information to its advisors who, in its reasonable judgment, need to know such Confidential Information for the purpose of rendering professional advice on the matters described in this Agreement.

10.3	Any Party shall ensure that its Affiliates, advisors and other persons who have access to Confidential Information pursuant to Section 10 of this Agreement maintain the confidentiality of the Confidential Information and undertake to comply with the provisions of Section 10 of this Agreement.

10.4	The confidentiality provisions of the Agreement shall be legally binding upon all Parties on the formation from the date of this Agreement, and the confidentiality provisions of this Agreement shall not terminate upon termination of this Agreement. Unless otherwise agreed herein, each party shall continue to be under an obligation of confidentiality until the date of disclosure of the Confidential Information.

11.	Notices

11.1	All notices under or in connection with this Agreement shall be served in Chinese language or in a Chinese version by facsimile, personal delivery, registered mail or domestic or international courier to the Party concerned at the address set out below.

Lafang China Co., Ltd.
Address:	Lafang Building, No.13 Longjiang Road，Wanji Industrial Town, Longhu District, Shantou City
Postal Code:	515041
Contact Person:	ZHANG Chen

Aesthetic Medical International Holdings Group Limited
Address:	No. B21202 Smart Plaza, No.4066 Qiaoxiang Road, Nanshan District, Guangdong Province
Postal Code:	518053
Contact Person:	WU Guanhua

Shenzhen Pengai Hospital Investment Management Co., Ltd
Address:	No. B21202 Smart Plaza, No.4066 Qiaoxiang Road, Nanshan District, Guangdong Province
Postal Code:	518053
Contact Person:	WU Guanhua

11.2	Notices shall be deemed to have been served at the following times (the "Delivery"):

(1)	If sent by facsimile, delivery is deemed to occur when the facsimile machine that sent the notice confirms successful delivery by transmission report (if that time is before 5:00 p.m., local time, on a business day of the recipient) or the next (1) business day (if that time is after 5:00 p.m., local time, on a business day of the recipient);

(2)	If sent by personal delivery, service shall be deemed to have been effected at the time of signature.

(3)	If sent by registered mail, postage prepaid, shall be deemed to be delivered five (5) business days after posting; or

(4)	If sent by domestic or international courier, shall be deemed delivered three (3) business days after posting.

11.3	Any Party shall have the right to change the information described in Section 11.1 of this Agreement, provided that it notifies the other party in writing of the change within two (2) business days prior to the change as provided in Section 11.1 of this Agreement.

12.	Governing Law and Dispute Resolution

12.1	Governing Law

This Agreement shall be governed by and construed and enforced in accordance with, the substantive laws of People’s Republic of China.

12.2	Dispute Resolution

Any dispute arising out of or in connection with this Agreement shall be settled by friendly negotiation. If the dispute cannot be resolved through negotiation, any party may submit it to the China International Economic and Trade Arbitration Commission ("CIETAC") South China Branch/Shenzhen International Arbitration Institute for arbitration in accordance with the arbitration rules of CIETAC then in effect at the time of application for arbitration ("Arbitration Rules"). The arbitration shall be conducted in Shenzhen. The arbitral award shall be final and binding on the Parties. The arbitration shall be conducted in Chinese. The arbitral tribunal shall consist of three (3) arbitrators, one appointed by the Party initiating the arbitration, one appointed by the other Party, and a third arbitrator jointly appointed by the Parties. If the Parties fail to jointly select the third arbitrator within twenty (20) days from the date of receipt by the Respondent of the Notice of Arbitration, the third arbitrator shall be appointed by the CIETAC in accordance with its arbitration rules.

13.	Earnest Money

13.1	The Investor shall pay RMB twenty million (RMB ¥20,000,000) to the following bank account designated by Pengai Hospital as an Earnest Money of this Offering within 5 Business Days from the effectiveness of this Agreement.

Account Number: 78170180805268988

Name: Shenzhen Pengai Hospital Investment Management Co., Ltd.

Bank: Central District sub-branch of Shenzhen Branch of Everbright Bank

13.2	Arrangement for Refund/Use/Non-Refundable of Earnest Money.

During the Transition Period and within two (2) years after the Execution Date of this Agreement, the Company shall have the right (but not the obligation) to use all Earnest Money RMB 20 million sets forth in Section 13.1 hereof without any interest accrued thereon, unless:

(1)	During the Transition Period, if the purpose of this Agreement cannot be achieved due to any objective reason of the Company (including but not limited to the reasons not due to the negligence of the Company, such as the delisting of the Company from NASDAQ due to the impact of political factors in China or the United States), the Company shall refund all of the Earnest Money RMB 20 million (including interest, calculated at the deposit interest rate of bank for the same period) paid by the Investor to the bank account designated by the Investor within five (5) Business Days from the occurrence of such fact or circumstance;

(2)	During the Transition Period, if the purpose of this Agreement cannot be achieved due to any objective reason of the Investor, including, without limitation, the failure of the Investor to achieve ODI approval, QDII and other procedures due to onshore regulation reasons, the Company shall continue to be entitled to (but not the obligation) use all of the Earnest Money RMB 20 million set forth in Article 13.1 without any interest accrued thereon, from the Transition Period to the expiration date of two (2) years from the Execution Date hereof. Within five (5) Business Days from the expiration date of two (2) years from the Execution Date hereof, the Company shall refund the Earnest Money RMB 20 million (excluding interest) paid by the Investor to the bank account designated by the Investor at the time; and after the expiration of the Transition Period until the expiration of two (2) years from the date hereof, the Company shall have the right (but not the obligation) to voluntarily refund all of the Earnest Money RMB 20 million (excluding interest) paid by the Investor to the bank account designated by the Investor at any time so as to unilaterally terminate this Agreement; and

(3)	During the Transition Period, if due to subjective reasons, the Investor voluntarily waive or refuse to fulfil the conditions set forth in Section 4 for the Closing or seriously violate the obligations hereunder for the fulfilment of this Issuance, the Company shall not refund the Earnest Money RMB 20 million (excluding interest) to the Investor;

(4)	During the Transition Period, if due to subjective reasons, the Company voluntarily waive or refuse to fulfil the conditions set forth in Section 4 for the Closing or seriously violate the obligations hereunder for the fulfilment of this Issuance, the Company shall refund the Earnest Money at the time of double (2) times (i.e. RMB 40 million) (excluding interest) paid by the Investor to the bank account designated by the Investor at the time of the occurrence of such fact or circumstance;

(5)	If the Closing of this Issuance is completed, or this Agreement is terminated or rescinded upon mutual written agreement of the Parties, or the purpose of this Transaction fails to be achieved due to any reasons other than Clauses (1) to (4) of Article 13.2 above, the Company shall refund all of the Earnest Money RMB 20 million (excluding interest) paid by the Investor to the bank account designated by the Investor within five (5) Business Days from the occurrence of such fact or circumstance;

(6)	For the avoidance of any doubt, (i) if the Closing of this Private Placement fails to take place prior to the expiration of the Transition Period, the relevant provisions hereof with respect to this Private Placement, except for Sections 9 to 13，and Section 16 of this Agreement (i.e. "Liabilities for Breach and Termination", "Confidentiality", "Notice", "Governing Law and Dispute Resolution", "Miscellaneous" and this "Earnest Money") shall become null and void. After the Transition Period, the Parties shall have the right (but not an obligation) to continue consultation and discussions with respect to any new investment and financing transactions, investment and financing arrangements or other cooperation among the Parties in accordance with this Agreement; provided, however, that none of the Parties shall be obligated to accept any transaction or arrangement proposed by the other Parties. (ii) After the termination of this Agreement, Section 9.4 of this Agreement shall apply.

14.	Execution and Effectiveness

This Agreement shall become effective on the date on which the authorized representatives of the Parties affix their signatures and company’s common seals to this Agreement (the "Execution Date").

15.	Non-competition

15.1	If any other entity invested in by the Company carries out the core business of the Company, such business shall be entirely succeeded to by companies controlled by Pengai Medical. Without the prior written consent of the Investor, the Company shall not invest in or operate the core business of the Company through any other vehicles or otherwise.

15.2	Without the prior approval of the shareholders' meeting/board of directors of the Company, none of the directors, supervisors, senior officers and key technicians of the Company shall invest in or operate the core business of the Company on his or her own, hold any positions in any legal entity competing with the Business Company, or invest in or operate the core business of the Company through any other vehicles or otherwise. (ii) the directors, supervisors, senior officers who leave the Company for any reason shall not work in other enterprises competing with the Company controlled by Pengai Hospital within ONE YEAR after leaving the Company.

The Parties agree that the foregoing shall not apply to a director who may be appointed by each of ADV and IDG, the major investor of the Company. "ADV" means Peak Asia Investment Holdings V Limited. "IDG" means IDG TECHNOLOGY VENTURE INVESTMENT IV, L.P., IDG-ACCEL CHINA GROWTH FUND III L.P., and IDG-ACCEL CHINA III INVESTORS, L.P.

15.3	The Company shall include non-competition and non-competition compensation clauses in the labour contracts executed by its key officers and key technicians (the list of which is attached hereto as Schedule II).

16.	Miscellaneous

16.1	Modification

No modification of the terms of this Agreement shall be effective unless made in writing and signed by the Parties.

16.2	Further Covenant

The Parties agree that, respectively, before and after the Execution Date, they shall take all necessary actions, including signing, delivery or implementation of all necessary documents, acts or other matters required by the Laws or reasonably requested by the other Party, for the purpose of this Private Placement.

16.3	Taxes

Unless otherwise provided for herein, the relevant taxes in relation to this Private Placement hereunder shall be borne by them respectively in accordance with the applicable relevant laws and regulations.

16.3.1	Any governmental fees levied and charged by any governmental authority in connection with this Private Placement hereunder shall be borne entirely by the Company.

16.3.2	The Parties shall bear their own transaction expenses incurred in connection with this Private Placement (including legal service fees, financial fees, etc.)

16.4	Waivers

Failure or delay on the part of any Party to exercise any right under this Agreement shall not operate as a waiver of the same. The previous exercise or partial exercise of any right under this Agreement on the part of any Party shall not preclude its further exercise of that or any other right.

16.5	Severability

If any provision under this Agreement is or becomes invalid or unenforceable, the validity of the remaining provisions of this Agreement shall not be affected. The parties shall endeavor to agree on terms that best reflect the business intent of the parties at the time of signing in lieu of the invalid portion. If, during the course of this Agreement, modifications are required pursuant to mandatory provisions of law then in effect, the parties shall modify the relevant provisions in accordance with the provisions of the relevant law.

16.6	Consensus

This Agreement constitutes a common understanding among the Parties with respect to the matters subject to this Agreement. In the event of any inconsistency between the Parties with respect to terms listed in this Agreement prior to or after the execution of this Agreement or contemporaneously with the terms of this Agreement, the provisions of the written agreement of the parties shall apply with respect to aforesaid terms.

16.7	Counterparts

This Agreement shall be executed in ten (10) originals, the Company and the Investor shall have the same legal effect. Each Party shall keep four (4) originals, and the remaining originals shall be submitted to relevant governmental authorities for handling relevant formalities of this Agreement.

16.8	Otherwise agreed

Any matters not covered in relation to this Agreement shall be subject to supplementary agreement between the Parties with mutual consent. This Agreement may not be amended, supplemented or modified except by an instrument in writing and executed by this Agreement of the Parties hereto.

16.9	Language

This Agreement is executed in both English and Chinese. Should there be any inconsistency or conflicts between the two language versions, the Chinese version shall prevail.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

(The remainder of this page is intentionally left blank, signature pages and attachments follow)

(Signature Page to the Share Subscription Agreement relating to Aesthetic Medical International Holdings Group Limited)

Lafang China Co., Ltd. (Seal)

Legal representative/authorized representative (Signature or Seal): /s/ Guiqian Wu
Name: Guiqian Wu

(Signature Page to the Share Subscription Agreement relating to Aesthetic Medical International Holdings Group Limited)

Aesthetic Medical International Holdings Group Limited (Seal)

Authorized representative (Signature or Seal): /s/ Pengwu Zhou
Name: Pengwu Zhou

Signature Page to the Share Subscription Agreement relating to Aesthetic Medical International Holdings Group Limited)

Shenzhen Pengai Hospital Investment Management Co., Ltd. (Seal)

Legal representative/authorized representative (Signature or Seal): /s/ Zhijun Xu
Name: Zhijun Xu

SCHEDULE I

REPRESENTATIONS AND WARRANTIES

1.	Representations and Warranties of the Company

Except for the information already disclosed by the Company to the Investor in writing, the Company hereby represents and warrants to the Investor as follows:

1.1	Authorization and Authority

(1)	The Company is a company duly incorporated and validly existing under the laws of the PRC or the Cayman Islands;

(2)	If the Company is a signatory to this Agreement, it has all requisite power and authority and full legal capacity to execute and deliver this Agreement and each Transaction Document as one side to this Agreement, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. All corporate action on the part of the Company necessary for the authorization, execution and delivery of this Agreement and the performance of its obligations hereunder and thereunder has been duly taken by the Company as one side to this Agreement. Each Transaction Document, when executed and delivered, shall constitute valid and legally binding obligations of the Company, enforceable in accordance with its respective terms.

1.2	Capital and Shareholding Structure

(1)	Except as disclosed, as of the date hereof, the payment of the registered capital of the Company (if applicable) is in full compliance with the requirements of laws and Company’s Articles of Association. All of the registered capital of the Company, if applicable, is held by the Shareholders, free and clear of any Encumbrances. The Company has no legal or contractual obligation to provide any capital investment (whether by loan, capital contribution or otherwise) to any other Person;

(2)	The registered capital and shareholders, form of capital contribution, contribution amount and shareholding percentage (if applicable) of the Company as recorded in the existing effective articles of association of the Company are consistent with the particulars registered with the corresponding governmental authority and can truly, accurately and completely reflect the shareholding structure of the Company prior to this Private Placement.

1.3	Legal Establishment and Valid Existence

(1)	The Company has all approvals and authorizations necessary for continuous operation of its current business; it has obtained all licenses, approvals, registrations, filings and/or qualifications necessary for its legal establishment and valid existence, and the licenses, approvals, registrations, filings and/or qualifications remain in effect;

(2)	The Company operates legally. There is no illegal act that is sufficient to cause it to be ordered to rectify business or to revoke its Certificate of Incorporation, cancelled or subjected to administrative penalties by any governmental authority.

1.4	Compliance with Laws

The Company has been in compliance at all times with all applicable Laws, including but not limited to the Laws related to daily operations. All aspects of the Company's business comply with the requirements of laws and Governmental Orders. The Company has conducted and continues to conduct the Business in accordance with all applicable Laws and Governmental Orders, and the Company is not in violation of any such Laws or Governmental Orders in the operation of the Business. The Company has all franchises, permits, licenses and any similar authorization necessary for the conduct of its business. The Company is not in breach of any of such franchises, permits, licenses or other similar authorization in any respect. To the best knowledge of the Company, there is no reason which might render such franchises, permits, licenses or other similar authorization invalid or revoked.

1.5	No Conflict

If the Company as one side to this Agreement, the execution, delivery and performance by the Company of this Agreement and the Transaction Documents to which it is a party do not and will not (a) violate, conflict with or result in breach of any provision of their respective constitutional documents (including but not limited to, the articles of association of the Company), if applicable, or (b) conflict with or violate (or cause an event or series of events which could have a Material Adverse Effect as a result of) any Law or Governmental Order applicable to it or its assets or Business, or (c) conflict with, constitute a default under, require any consent under, or give to others any rights of termination, amendment, suspension, revocation or cancellation of, any agreement, license, permit or other instrument or binding arrangement to which the Company is a party or by which any of its assets or properties are bound or affected (which would have an adverse effect on its ability to perform its obligations under this Agreement or other Transaction Documents and consummate the transactions contemplated hereby or thereby) Affiliated Transactions

(1)	Except for the information disclosed to the Investor, none of the Company's officers, directors or shareholders and their immediate family members (or immediate family members of their spouses) or other Affiliates owns any direct or indirect equity or financial interest in any Competitors, suppliers or customers of the Company, or owns, directly or indirectly, in whole or in part, or owns any other interests therein, or is indebted to the Company (the foregoing does not apply to a director who may be appointed by each of the major investors of the Company, ADV and IDG);

(2)	The Company does not have any Liability or any other obligation of any nature whatsoever to any of its officers, directors or shareholders, or to any relative or spouse (or relative of such spouse) who resides with, or is a dependent on, any such officer, director or shareholder, other than (i) for payment of salary for services rendered, (ii) reimbursement for reasonable expenses incurred on behalf of the Company; and (iii) obligations under any employment agreement and/or applicable labour Laws as a result of the employment;

(3)	Except for the information disclosed to the Investor, there are no connected transactions between the Company and its Affiliates, and there are no arrangements of the Company and any other Persons with respect to the transfer or sharing of revenue or profits of the Company or control, management, earnings, call options or other similar interests in the Company.

1.6	Investment

Except for the information disclosed to the Investor, (1) the Company owns no direct or indirect equity interest or other investment interest or any rights to purchase any equity interest or other interest, including registered equity interest or beneficially owned interest, in any other company, enterprise, partnership, joint venture, association or other entities; (2) the Company is not a member of any partnership(nor is it engaged in any part of the business through any partnership), nor is it involved in any joint venture or similar arrangement, or assumes unlimited liability in any other investment; (3) the Company has not established any branches.

1.7	Guarantees and Contingent Liabilities

(1)	Except for the information disclosed to the Investor, the Company does not have any guarantee or counter-guarantee provided to other Persons by mortgage, pledge, lien or otherwise, or has accepted mortgage, pledge, lien or any other guarantee or counter-guarantee provided by other Persons.

1.8	Major Assets

(1)	Except for the information disclosed to the Investor, the Company owns or has the legal right to use all properties and assets currently used or proposed to be used in the conduct of the Business, including equipment, Real Properties, Inventories, Intellectual Property, accounts receivable and contract rights, and such assets are free and clear of any encumbrance.

(2)	All equipment of the Company is in good operational and maintenance condition, properly maintained according to the customary standard of the industry (with due regard to the service life and normal wear and tear) and is sufficiently adequate for its current purpose of use.

1.9	Intellectual Property

(1)	The Company has legal and valid ownership of and/or use right to all the Intellectual Property required for its current operation, and is free and clear of infringement upon the Intellectual Property of others. There is no dispute, third party claim or any mortgage, pledge or other security or restriction, and no administrative investigation and/or penalty notice, judicial decision or similar documents of other competent authorities restricting, terminating or otherwise affecting the continuous ownership and/or use of the relevant Intellectual Property by the Company has been received.

(2)	The Company has not licensed, transferred or promised to transfer the Intellectual Property to which it owns and/or uses to others; the relevant Intellectual Property, the right to use which the Company obtains its right to use through license or otherwise, is legal and valid, and has not infringed upon the Intellectual Property or other rights of others;

(3)	The Directors of the Company and all employees of the Company and consultants of the Company undertake a written obligation to maintain in confidence all confidential and proprietary information acquired by them during the course of their employment and all rights and title to and vest in the Company all inventions made by them within the scope of their employment during the course of their employment and for a reasonable period thereafter. None of such Persons has excluded any work or inventions from its assignment of inventions made by such Persons prior to their employment or consulting relationship with the Company pursuant to the proprietary information and inventions agreements of the Company's employees or consultants;

(4)	No third party has any rights or makes any claims on the Intellectual Property of the Company (whether it is currently owned or may be developed in the future). Neither the execution, delivery or performance of this Agreement or the Transaction Documents nor the completion of any of the transactions contemplated hereby or thereby will change or impair the Intellectual Property of the Company. There is no claim made by any third party that any Intellectual Property of the Company is works made for hire belonging to such third party and vested in such third party for reasons attributable to employees, part-time personnel or consultants of the Company (including but not limited to part-time employment, overseas investment, undertaking research and development projects commissioned by a third party other than the Company), nor has any other claim against the Company with respect to such disputed Intellectual Property.

1.10	Material Contracts

(1)	None of the contracts or agreements entered into by the Company and binding upon the Company contains any terms or agreements which restrict the Company from conducting its principal business or the transaction hereunder, or if there are terms or agreements restricting the transaction under this Agreement, has obtained a waiver of such restrictions from the relevant Parties;

(2)	The Company commits no material breach of contract under any contract materially affecting its finance and business, nor has the Company been subject to recourse by the other Parties thereto;

(3)	The Company has not received any notice of termination or cancellation of any Material Contract or breach thereunder.

1.11	Litigation and Administrative Penalty

(1)	The Company is not currently involved in any material claims, litigation, arbitration, judicial investigation proceedings or administrative investigations or penalties;

(2)	None of the directors and senior management of the Company is currently involved in any material claims, litigation, arbitration, judicial investigation proceedings or administrative investigation or punishment in relation to the Company

1.12	Labour Disputes and Labour Contracts

(1)	The Company complies with all applicable Laws relating to employment or labour relations in all respects, including but not limited to laws relating to equal opportunity, minimum wage, social insurance and housing provident fund, working hours, overtime payment, and vacation. The Company has, in a timely manner, (i) withheld and paid to the appropriate governmental authority all amounts required to be withheld from its employees as required by applicable Laws, including withholding and payment of all individual income taxes and contributions to social security benefits (if any) payable by the Company’s employees; (ii) paid in full to the appropriate governmental authority all amounts required by applicable Laws to be paid, including all contributions to social insurance payable by the Company (if applicable), and (iii) paid to each employee of the Company all amounts required by applicable labour Laws and applicable terms of employment applicable to such employee, including all salaries, overtime payments, bonuses, benefits, severance payments and all remuneration due to such employee;

(2)	The Company and its employees have signed legal, effective and enforceable labour contracts, and the Company is not involved in any labour dispute, arbitration or litigation proceeding with its employees;

(3)	Subject to general principles concerning the termination of employee’s labour relationship and the mandatory provisions of applicable labour Laws, the employment of each employee by the Company is terminable at the discretion of the Company.

1.13	Taxes

(1)	All tax certificates and reports in respect of the taxes payable by the Company have been submitted in a timely manner (taxes of the Company shall include taxes of the Company itself and taxes which the Company as the withholding agent is obligated to withhold);

(2)	All taxes required to be shown on tax certificates and reports or otherwise due have been paid in a timely manner, and such taxes provided for on the balance sheet of the Company have fully reflected all tax liabilities of the Company that have accrued but not yet become due for payment;

(3)	All such tax certificates and reports are true, accurate, complete and not misleading in all material respects, and there are no false and material errors in the amounts of taxes payable, applicable tax rates and permitted pre-tax deductions recorded on such certificates and reports;

(4)	No tax authority has proposed, formally or informally, an adjustment to such tax certificate and there is no basis for any such adjustment;

(5)	There are no pending or potential litigation or administrative proceedings against the Company with respect to any tax investigation, tax audit, assessment or collection of taxes;

(6)	The Company has not conducted any transaction or entered into any contract with the purpose of illegal tax avoidance;

(7)	The Company has withheld and paid all taxes required by applicable Laws to be withheld and paid by it with respect to any amounts paid or payable to any employee, independent contractor, creditor, shareholder or other entities;

(8)	Since its incorporation, the Company has not violated the transfer pricing provisions under applicable Tax Laws and regulations, and all the transactions with its Affiliates have been conducted on an arm's length basis;

(9)	No increase in taxable income or decrease in deductions in taxable periods after the Closing will occur as a result of a change in accounting method that occurs prior to the Closing;

(10)	All tax or other fiscal preferences obtained by the Company are in compliance with applicable Laws and will remain in full force and effect unless the applicable Laws are changed.

1.14	Continuous Operation

The company has been in continuous operation since its inception. There is no applicable court decision declaring the Company insolvent or bankrupt (or the like). There are no proceedings pending against the Company for insolvency or bankruptcy (or the like) and, to the best of the knowledge of the Company and each of the Founders, no third party is about to commence such proceedings. No receiver, administrator or liquidation committee (or other person of a similar nature) has been appointed to liquidate the Company or any substantial part of its property or other assets. The Company is able to meet its obligations as they become due and its assets are sufficient to satisfy all of its liabilities.

1.15	Disclosure of information

Any fact relating to the Company or the Business that may have a Material Adverse Effect, which the Company has fully disclosed to the Investor, does not contain any untrue statement of a material fact or omit to state a material fact necessary to prevent such statements from misleading. None of this Agreement, any other Transaction Documents or any documents delivered to the Investor pursuant to this Agreement or any other Transaction Documents, or any other information or data provided by the Company or entrusted by the Company to the Investor or their respective advisors in written or electronic form during the course of the due diligence conducted by the Investor and the negotiations regarding this Agreement and the other Transaction Documents contains any information or data that is untrue, inaccurate, incomplete or misleading, or omits to state any information or data contained therein in any material respect.

1.16	After the Completion of the Transaction

(1)	The Company shall bear all undisclosed liabilities, underpayments, potential contingent tax liabilities (including but not limited to their own tax payment, payment, withholding and payment of any taxes, etc.), debt risks of liabilities of employment, social insurance and housing provident fund, risks of business operation qualification and compliance liability and risks of penalty in connection with the business and activities of the Company and its Subsidiaries as well as civil, administrative and criminal liabilities and penalty risks in respect of any other possible illegal action.

(2)	If the Company and its Subsidiaries are subject to penalties or losses brought by third parties after the Closing Date under circumstances existing before the Closing Date, such that the Investor as the shareholder or the Investor is subject to direct penalties or losses brought by third parties therefrom, the Company shall indemnify the Investor for all losses, liabilities, costs, charges and expenses suffered and borne by the Investor as a result thereof. The Parties agree that, in such case, the methods of indemnification that the Investor shall have the right to elect may include, without limitation, requesting the Company to pay cash compensation, etc., and the Investor's election to request the Company to pay cash compensation shall not constitute a waiver of the Investor's right to claim against the Company.

2.	Representations, Warranties and Covenants of the Investor

2.1	The Investor has all qualifications and/or capacity to execute and perform this Agreement. Neither the execution nor the performance of this Agreement will violate the liabilities and obligations under the existing effective agreements, covenants and arrangements with any third party, nor will it conflict with any liabilities and obligations owed to any third party.

2.2	None of the execution, delivery and performance by the Investor of this Agreement and the Transaction Documents to which it is one side to this Agreement will (a) violate, conflict with, or result in the breach of, its articles of association (or similar constitutional documents), or (b) violate or conflict with any Law or Governmental Order applicable to it.

2.3	The Investor has fully and comprehensively provided the Company with all documents and materials required for this Private Placement. Such documents and materials are true, accurate and complete, and the Investor has not retained any information which, if disclosed, may affect the execution or performance of this Agreement.

2.4	The funds used by the Investor to pay the Subscription Price are from lawful sources and comply with relevant regulations of China Securities Regulatory Commission. None of them is expressly prohibited by applicable Laws, regulations, rules and regulatory documents or relevant regulations officially issued by China Securities Regulatory Commission applicable to the Transaction and the Q&A for examination and approval.

2.5	Current Status of the Investor and Investment Intention

2.5.1	Experience. The Investor has sufficient knowledge and experience in financial and business matters to be able to evaluate the merits and demerits of an investment in the Subscription Shares and has so evaluated the merits and demerits of such investment. The Investor is able to bear the economic risk of such an investment, including the total loss of its investment.

2.5.2	Purchase for Own Account Only. The Investor is acquiring the Purchased Shares hereunder for investment only for the Investor's own account and not with a view (or with a view to), resale, distribution or other disposition of the same in violation of the U.S. securities laws, or any other applicable state securities laws, or any other applicable laws. The Purchaser has no arrangement or understanding, directly or indirectly, with any other Person for the allotment or resale of, or any devised for the allotment or resale of, the Purchaser's purchased Shares in violation of the U.S. securities laws, or any other applicable state securities laws, or any other applicable law.

2.5.3	Solicitation. The Investor is not being linked through a purchase of the Shares from the market. The Investor is not in contact with the Company as a result of any general or public solicitation, general advertising or direct sale.

2.5.4	Restricted Securities. The Investor acknowledges and recognizes that the Shares purchased are "restricted securities" that have not been registered under the U.S. securities laws, or any applicable state securities laws. The Investor acknowledges and recognizes that without an effective registration under the U.S. securities laws, the purchased Shares may only be (1) sold or otherwise transferred to the Company, (2) sold or otherwise transferred outside of the United States pursuant to Rule 904 of Regulation S under the Securities Act, or (3) sold or otherwise transferred pursuant to an exemption from registration under the U.S. securities laws.

2.5.5	Non-U.S. Citizen. The Investor is not a "U.S. person" as defined in Rule 902 of Regulation S under the U.S. securities act.

2.5.6	Offshore Transactions. The Investor has been advised and acknowledges that the Company is receiving an exemption from registration in the issuance of the Shares to the Investor pursuant to Regulation S under the U.S. securities laws. The Investor is purchasing the Shares in an offshore transaction in reliance upon an exemption from offshore transactions provided under Regulation S under the U.S. securities laws.

(Remainder of Page Intentionally Left Blank)

SCHEDULE II

LIST OF KEY OFFICERS AND KEY TECHNICIANS OF THE COMPANY